Exhibit 99.1

Press Release

In Europe (EU28+EFTA), Fiat Chrysler Automobiles posted October sales up 8.4% year-over-year versus 6.2% for the industry overall. All FCA brands reported sales gains, with Fiat up 5.2%, Lancia +3.9%, Alfa Romeo +4.0% and Jeep +74.0%. The 500 and Panda remained the two top-selling vehicles in the A segment, with a combined share of 30.1% for October, and the 500L led the Small MPV segment with a 22.2% share for the year to date.

The European auto market (EU28+EFTA) continued the positive trend in October with new passenger car registrations up 6.2% to nearly 1,113,000 units. For the ten months year-to-date, registrations were up 5.9% over the same period in 2013 to 11,020,000 vehicles.

Fiat Chrysler Automobiles (FCA) posted a positive performance with more than 65,000 vehicles sold (+8.4%) and market share increasing 10 basis points over the prior year to 5.9%.

For the year to date, FCA sales totaled nearly 654,000 vehicles (+3.1% year-over-year) with market share 20 basis points lower at 5.9%.

The Group achieved gains in each of the major markets, with sales in Italy up 5.9%, Germany +19.5%, France +2.2%, the UK +11.9% and Spain +27.1%.

Fiat brand posted October sales of more than 49,000 vehicles, up 5.2% year-over-year, with market share at 4.4% (-10 bps).

For the year to date, brand sales totaled nearly 504,000 vehicles (+2.5%), with market share at 4.6% (-10 bps).

The brand posted October sales increases in each of the five major European markets, with double-digit gains in Spain (+32.4%), Germany (+16.3%) and the UK (+13.5%).

The Group continued to lead the European A segment with the Panda selling 14,600 units (+15.9%) and the 500 selling 15,700 units (+9.9%), accounting for a combined 30.1% segment share. For the year to date, sales of the 500 increased 14.4% over the same ten month period in 2013.

The 500L continued as leader in its segment, with October sales increasing to more than 7,000 units (21.0% share) and year-to-date sales reaching nearly 83,000 units (22.2% share).

Sales for the 500 family as a whole were up 8.6% for the month of October, accounting for more than 46% of total Fiat brand sales.

Lancia/Chrysler posted October sales of just under 6,400 vehicles (+3.9%) and market share was in line with the prior year at 0.6%. The brand posted a particularly strong performance in Italy, where sales were up 18.9% compared with October a year ago.

For the year to date, brand sales totaled just over 62,000 vehicles (-1.8%), with share unchanged at 0.6%.

For the Ypsilon, the brand’s top selling model, sales were up 12.2% over October a year ago and it led the Italian B segment for the second consecutive month.

Alfa Romeo posted October sales of nearly 4,900 vehicles (+4%), with increases in Italy (+5.9%), France (+26.2%) and Switzerland (+33.1%). Market share was in line with the prior year at 0.4%.

For the year to date, the brand’s European sales totaled just over 50,400 vehicles (-9.2% year-over-year) and market share was stable at 0.5%. Sales in the Swiss market were up 4.2% over the same period in 2013.

The Giulietta posted a particularly positive performance in October with sales up 11.4% over the prior year to nearly 3,400 units. For the ten months year-to-date, sales of the MiTo were up 5% in Italy and sales of the Giulietta were up 2% in Germany.

Jeep recorded another month of solid growth with October sales up 74% year-over-year to more than 4,300 vehicles and market share doubling to 0.4%. The brand posted October sales increases well above the average in each of the major European markets. Sales were up 136.8% in Italy, 63.7% in Germany, 175% in France, 16.4% in the UK and 82.6% in Spain.

For the year to date, Jeep brand sales were up 50.5% to nearly 30,000 units and share increased to 0.3% (+10 bps).

The Grand Cherokee, the brand’s flagship model, continued as one of the best selling vehicles in its segment with sales up 35% for the year to date and the Wrangler posted a 14.5% year-over-year increase in October. The recent launches of the Cherokee and Renegade are expected to contribute to further sales increases in the coming months.

For Ferrari and Maserati, sales totaled 630 vehicles in October and 7,258 for the ten months year-to-date.

London, 18 November 2014

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